EXHIBIT 12

WEYERHAEUSER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

DOLLAR AMOUNTS IN MILLIONS
	2017	2016	2015	2014	2013
Earnings
Consolidated pretax income from continuing operations, before equity earnings	$716	$504	$353	$687	$108
Add: fixed charges	419	489	410	421	386
Add: distributed income from equity investments	1	38	—	5	(3)
Less: capitalized interest	9	8	7	13	17
Less: preference dividends(2)	—	27	44	54	23
Total earnings	$1,127	$996	$712	$1,046	$451
Fixed charges:
Interest and other financial charges(1)	$402	$444	$353	$357	$350
Add: interest portion of rental expense	17	18	13	10	13
Add: preference dividends(2)	—	27	44	54	23
Total fixed charges	$419	$489	$410	$421	$386
Ratio of earnings to fixed charges	2.69	2.04	1.74	2.48	1.17
Ratio of earnings to fixed charges (excluding preference dividends)	2.69	2.16	1.95	2.85	1.24
(1) Interest expensed and capitalized, as well as amortized premiums, discounts and capitalized expenses related to indebtedness.
(2) The preference security dividend has been calculated without adjustment for income taxes as a result of the negative effective tax rate in 2013. Additionally, all preference shares were converted to common shares during 2016.